CORRECTION

LPBP INC. ANNOUNCES FINAL DISTRIBUTION

Toronto, Canada, October 28, 2009 – LPBP Inc. (the “Company”) announces a correction to its October 23, 2009 press release related to the per share dividend payable on the Class B Non-Voting shares.  The per share dividend on the Class B Non-Voting shares should have read $0.00016977.  The dividend on the Class A Common shares of $0.0099 per share remains the same.

For further information contact:

John Anderson
President, Chief Executive Officer and Chief Financial Officer
Phone:  905-267-4222 ext. 32620